Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

(VTech graphic)

VTech Holdings Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 303)

DISCLOSEABLE TRANSACTION
ACQUISITION OF LEAPFROG ENTERPRISES, INC.
BY WAY OF MERGER

THE MERGER AGREEMENT

The Board is pleased to announce that the Company, the Purchaser (an indirect wholly-owned subsidiary of the Company) and Leapfrog entered into the Merger Agreement on 5 February 2016 (after trading hours) in relation to the Acquisition, pursuant to which the Purchaser shall, subject to the satisfaction of certain conditions set forth in the Merger Agreement, commence the Offer for the outstanding shares of Leapfrog, and subsequently, subject to the consummation of the Offer and the satisfaction of certain other conditions set forth in the Merger Agreement, be merged with and into Leapfrog, and Leapfrog shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Purchaser and Leapfrog in accordance with the DGCL, as an indirect wholly-owned subsidiary of the Company after the Closing. The Offer is made at a purchase price of US$1 per Target Share in cash, representing an aggregate transaction value of approximately US$72 million.

LISTING RULES IMPLICATIONS

As more than one of the applicable percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) in relation to the Acquisition exceed 5% and all of them are less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules and is subject to notification and announcement requirements under the Listing Rules.

Shareholders and potential investors of the Company are urged to exercise caution when dealing in the Shares.  Further announcement in respect of the Acquisition will be made by the Company in the event that the Acquisition has been completed.

INTRODUCTION

The Board is pleased to announce that the Company, the Purchaser (an indirect wholly-owned subsidiary of the Company) and Leapfrog entered into the Merger Agreement on 5 February 2016 (after trading hours) in relation to the Acquisition, pursuant to which the Purchaser shall, subject to the satisfaction of certain conditions set forth in the Merger Agreement, commence the Offer for the outstanding shares of Leapfrog, and subsequently, subject to the consummation of the Offer and the satisfaction of certain other conditions set forth in the Merger Agreement, be merged with and into Leapfrog, and Leapfrog shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Purchaser and Leapfrog in accordance with the DGCL, as an indirect wholly-owned subsidiary of the Company after the Closing.  The Offer is made at a purchase price of US$1 per Target Share in cash, representing an aggregate transaction value of approximately US$72 million.  The principal terms of the Merger Agreement are as follows:

THE MERGER AGREEMENT

Date:	5 February 2016 (after trading hours)
Parties:	(i) the Company; (ii) the Purchaser, an indirect wholly-owned subsidiary of the Company; and (iii) Leapfrog.
Offer:
Subject to the satisfaction of certain conditions to the Offer, the Purchaser shall commence the Offer for the outstanding Target Shares from Leapfrog's shareholders.  Unless extended as provided in the Merger Agreement, the Offer shall expire on the date that is twenty (20) business days after the commencement date of the Offer.

Merger:
Subject to the consummation of the Offer and the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, the Purchaser shall be merged with and into Leapfrog, whereupon the separate existence of the Purchaser shall cease, and Leapfrog shall continue as the Surviving Corporation and shall succeed to and assume all the rights and obligations of the Purchaser and Leapfrog in accordance with the DGCL, as an indirect wholly-owned subsidiary of the Company.

Consideration and Payment Terms:
Each Target Share shall automatically be converted into the right to receive US$1 per Target Share in cash, and all of such Target Shares shall cease to be outstanding, shall be cancelled and shall cease to exist at the Effective Time, and each certificate or non-certificated Target Share represented by book-entry that formerly represented any of the Target Shares (other than the dissenting shares and the cancelled shares) shall thereafter represent only the right to receive the Merger Consideration.

Each issued and outstanding share of the capital stock of the Purchaser shall be automatically converted into and become one newly issued, fully paid and non-assessable share of common stock, par value of US$1 per share, of the Surviving Corporation.

At or prior to the Effective Time, the Company shall deposit with a paying agent for the benefit of the holders of the Target Shares, a cash amount in immediately available funds equal to the aggregate Merger Consideration.  At any time following the six month anniversary of the Effective Time, the Surviving Corporation shall be entitled to require such paying agent to deliver to it any portion of aggregate Merger Consideration (including any interest received with respect thereto) not disbursed to holders of the Target Shares.  The payment of the Merger Consideration shall be satisfied by the Company's internal resources.

The Merger Consideration was determined through arm's length negotiations among the Parties by reference to, among other matters: (i) the value of the assets and business of Leapfrog; (ii) the prevailing share price of Leapfrog; and (iii) the factors set out in the section headed "Reasons for and Benefits of the Acquisition" below.

The net loss attributable to equity holders of Leapfrog for the periods immediately preceding the Acquisition are as follows:

		For the six months ended 30 September		For the year ended 31 March
		2015	2014	2015
		(unaudited)	(unaudited)	(audited)
		Approximately	Approximately	Approximately
		US$ million	US$ million	US$ million
	Net loss	61.39	18.39	218.77

	The audited total assets and net assets of Leapfrog were approximately US$260.19 million and US$206.53 million, respectively as at 31 March 2015.

The authorized capital stock of Leapfrog consists of 180,000,000 shares of common stock $0.0001 par value, of which 139,500,000 shares are designated as Class A common stock (i.e. the Class A Common Shares) and 40,500,000 shares are designated as Class B common stock (i.e. the Class B Common Shares); and 20,000,000 shares of preferred stock $0.0001 par value, of which 2,000,000 shares shall be designated Series A preferred stock.  As of 4 February 2016: (i) 66,589,763 Class A Common Shares were issued and outstanding, (ii) 7,443,843 Class A Common Shares were issuable upon the exercise of outstanding options to purchase shares of Leapfrog, (iii) 4,394,354 Class B Common Shares were issued and outstanding, and (iv) 2,314,280 restricted stock units representing the right to vest in and be issued Class A Common Shares were issued and outstanding.  As of the date of the Merger Agreement, no preferred stock has been issued. As of 4 February 2016, 8,075,738 Class A Common Shares were reserved for future issuance pursuant to the relevant equity, stock option and incentive plans of Leapfrog and 388,234 Class A Common Shares were reserved for future issuance pursuant to the relevant employee stock purchase plan of Leapfrog.

The Merger Consideration shall be US$1 per Target Share in cash, representing an aggregate transaction value of approximately US$72 million.

Conditions to the Offer:
The obligation of the Purchaser to accept for payment any Target Shares are subject to satisfaction of certain conditions set forth in the Merger Agreement, including:

• there shall have been tendered and not validly withdrawn that number of Target Shares which, upon the consummation of the Offer, when added to any Target Shares beneficially owned by the Company and the Purchaser, would represent at least (A) a majority of the voting power of the sum of the aggregate voting power of the Class A Common Shares on a fully diluted basis; and (B) that number of outstanding Class B Common Shares as would allow the Company to satisfy paragraph (3) of, and lawfully consummate the Merger in accordance with, Section 251(h) of the DGCL;

• any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the transactions contemplated by the Merger Agreement shall have expired or terminated; and

• any significant required governmental approval shall have been obtained.

Furthermore, the Purchaser shall not be obligated to accept for payment, and shall not be obligated to pay for, any Target Shares tendered pursuant to the Offer and subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for the Target Shares, unless, prior to the expiration of the Offer and before acceptance of such Target Shares for payment, among other things:

• the representations and warranties of Leapfrog as set out in the Merger Agreement shall be true and correct (subject to certain exceptions and qualifications);

• the covenants of Leapfrog contained in the Merger Agreement that are required to have been performed by Leapfrog prior to the expiration of the Offer shall have been performed in all material respects;

• any event, change, circumstance, occurrence, effect or state of facts shall have not occurred since the date of the Merger Agreement that, individually or in the aggregate,  shall have had, or would reasonably be expected to have, a material adverse effect;

• there shall have not been issued, since the date of the Merger Agreement, by any governmental body, an injunction that prohibits the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and there shall not be pending any legal proceeding brought by any governmental body that challenges the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

• there shall have not been enacted, entered, promulgated or enforced by any governmental body since the date of the Merger Agreement, and there shall not remain in effect, any law that makes illegal or otherwise prohibits the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

• holders of Target Shares representing 10% or more of the outstanding Target Shares shall not have demanded (and not withdrawn) appraisal under Section 262 of the DGCL with respect to such Target Shares;

• the Company shall have received from Leapfrog, its officers and the relevant third parties certain statements, certificates, letter in relation to certain operational and financial aspects of Leapfrog;

• the Merger Agreement shall not have been validly terminated in accordance with Section 7 of the Merger Agreement.

Conditions to Closing of the Merger:
The respective obligations of the Parties to effect the Merger are subject to the satisfaction (or to the extent permitted by Law, waiver by the relevant parties) at or prior to the Effective Time of certain conditions set forth in the Merger Agreement, including that the Purchaser shall have accepted for payment and paid for all of the Target Shares validly tendered and not properly withdrawn pursuant to the Offer and other customary closing conditions.

Closing:
The Closing will take place at 10:00 am (Pacific time) on the date on which the Certificate of Merger is to be filed with the Secretary of State of the State of Delaware or at such other date and time as is jointly agreed by the Parties and specified in the Certificate of Merger.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company is the global leader in electronic learning products from infancy to preschool and the world's largest manufacturer of cordless phones.  It also provides sought-after contract manufacturing services.  Leapfrog is the leading developer which designs and distributes electronic learning products with its well-known brand name "LeapFrog".  Through close collaboration and cooperation, the parties aim to leverage each other's expertise in respective areas of development, production and distribution of electronic learning products, thereby generating mutual benefits and enhancing the global strength of both parties.

The Directors are of the view that the Acquisition will bring synergistic benefits to the Company and will enhance its electronic learning products business worldwide.  As such, the Directors consider that the terms of the Merger Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As more than one of the applicable percentage ratios (as defined under Rule 14.04(9) of the Listing Rules) in relation to the Acquisition exceed 5% and all of them are less than 25%, the Acquisition constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules and is subject to notification and announcement requirements under the
Listing Rules.

OTHER INFORMATION

The Chairman of the Company, Dr. Allan WONG Chi Yun ("Dr. WONG"), holds 866,676 Class A Common Shares, representing approximately 1.2% of the total issued share capital of Leapfrog as at the date of this announcement, as a beneficial owner.  To the best of the Directors' knowledge, information and belief, Leapfrog is not an associate (as defined under the Listing Rules) of Dr. WONG.

Other than the interests of Dr. WONG in the Class A Common Shares as disclosed above, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiry, Leapfrog and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

CAUTIONARY STATEMENT

The Board wishes to emphasize that the Offer and the Closing shall be subject to the satisfaction (or to the extent permitted by Law, waiver by the relevant parties) of the conditions in the Merger Agreement.  Shareholders and potential investors of the Company are urged to exercise caution when dealing in the Shares.  Further announcement in respect of the Acquisition will be made by the Company in the event that the Acquisition has been completed.

STATEMENT ON CAUTIONARY FACTORS
Any statements made in this communication that are not statements of historical fact, including statements about the Company's beliefs and expectations and statements about the Company's proposed acquisition of Leapfrog, are forward-looking statements and should be evaluated as such.  Forward-looking statements include statements that may relate to the Company's plans, objectives, strategies, goals, future events, the timing and success of the Offer and other information that is not historical information.  Factors that may materially affect such forward-looking statements include: the Company's ability to successfully complete the Offer for Leapfrog's shares or realize the anticipated benefits of the transaction; and the failure of any of the conditions to the Company's Offer to be satisfied.
The Company does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.
IMPORTANT ADDITIONAL INFORMATION
The Offer for the outstanding shares of common stock of Leapfrog has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Leapfrog.  The solicitation and the offer to purchase shares of common stock of Leapfrog will be made pursuant to an offer to purchase and related materials that the Company and certain of its affiliates intend to file with the U.S. Securities and Exchange Commission (the "SEC").
At the time the Offer is commenced, the Company and certain of its affiliates will file a tender offer statement on Schedule TO with the SEC, and Leapfrog will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the Offer. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the shareholders of Leapfrog free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement is available to all the shareholders of Leapfrog from a depository to be announced once the Offer commences. The tender offer statement and solicitation/recommendation statement (including all documents filed with the SEC) are free by accessing the SEC's website at www.sec.gov.

BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, THE SHAREHOLDERS OF LEAPFROG ARE ADVISED TO READ AND CONSIDER CAREFULLY THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, EACH AS MAY BE AMENDED AND SUPPLEMENTED FROM TIME TO TIME, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND ITS PARTIES.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions will have the following respective meanings:

"Acquisition"	the acquisition of Leapfrog by way of the Offer and the subsequent Merger pursuant to the Merger Agreement;

''Board''	the board of Directors of the Company;

"Class A Common Shares"	shares of common stock $0.0001 par value in the share capital of Leapfrog designated as Class A common stock;

"Class B Common Shares"	shares of common stock $0.0001 par value in the share capital of Leapfrog designated as Class B common stock;

''Company''	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Stock Exchange;

''connected persons''	has the meaning ascribed thereto under the Listing Rules;

"Certificate of Merger"	a certificate of merger with respect to the Merger to be filed with the Secretary of State of the State of Delware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL;

"Closing"	the closing of the Merger as contemplated under the Merger Agreement;

"DGCL"	the Delaware General Corporation Law;

''Director(s)''	director(s) of the Company from time to time;

"Effective Time"	being the effective time of the Merger, which shall be the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed by the Parties and specified in the Certificate of Merger;

"Law"	any federal, state, local or foreign law, statue, code, directive, ordinance, rule, regulation, order, judgement, writ, stipulation, award, injunction, decree, binding and enforceable guideline, binding and enforceable written policy, or rule of common law, in each case, of any governmental entity;

''Listing Rules''	the Rules Governing the Listing of Securities on the Stock Exchange;

"Leapfrog"	LeapFrog Enterprises, Inc., a company incorporated in the State of Delaware, the shares of which are listed on the New York Stock Exchange (NYSE: LF);

"Merger"	a merger between the Purchaser and Leapfrog;

"Merger Agreement"	an agreement and plan of merger dated 5 February 2016 entered into by and among the Company, the Purchaser and Leapfrog in relation to the acquisition of Leapfrog by way of the Offer and Merger;

''Merger Consideration''	US$1 per Target Share in cash;

"Offer"	a tender offer for the outstanding Target Shares made by the Purchaser pursuant to the Merger Agreement;

''Parties''	the Company, the Purchaser and Leapfrog, each a ''Party'';

"Purchaser"	Bonita Merger Sub, L.L.C., a corporation incorporated in the State of Delaware, on 1 February 2016 and an indirect wholly-owned subsidiary of the Company as at the date of this announcement;

''Shares''	ordinary shares of the Company;

''Shareholders"	holders of the Shares;

"Surviving Corporation"	after the Effective Time, Leapfrog shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of the Purchaser and Leapfrog in accordance with the DGCL, as an indirect wholly owned subsidiary of the Company;

''Stock Exchange''	The Stock Exchange of Hong Kong Limited;

''Target Share(s)''	each issued and outstanding Class A Common Share and Class B Common Share, par value of US$ 0.0001 per share, of Leapfrog; and

''US$''	United States of America dollars, the lawful currency of the United States of America.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 5 February 2016

As at the date of this announcement, the Executive Directors of the Company are Dr. Allan WONG Chi Yun (Chairman and Group Chief Executive Officer), Dr. PANG King Fai and Mr. Andy LEUNG Hon Kwong. The Independent Non-executive Directors of the Company are Dr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun, Dr. Patrick WANG Shui Chung and Mr. WONG Kai Man.

https://www.vtech.com/en/investors/